

Charles Oestreicher · 2nd

President and Chief Operating Officer at PersonalRX

Rye, New York, United States · 500+ connections ·

Contact info

PersonalRX

Duke University Fuqua School of Business

Experience

President and Chief Operating Officer
PersonalRX · Full-time
Nov 2020 – Present · 6 mos
New York, United States

Founder
Strategic Healthcare Consulting · Self-employed
Jan 2020 – Nov 2020 · 11 mos

V.P. Health Plan Benefit Solutions
CVS Health · Full-time
Apr 2014 – 2019 · 5 yrs
Irving, Texas

Team – 6 Direct & 750 Total | P&L Management | Talent Management | Quality & Service Excellence | Digital Transformation | Organizational Restructuring | Business Process Improvement

...see more

Vice President, Service Operations | Health Plans and Government Services
Express Scripts · Full-time
2012 – 2013 · 1 yr
Franklin Lakes, New Jersey

Team – 4 Direct & 70 Total | Customer Service Management | Strategic Initiatives & Projects |
Operations and Process Management | Service Excellence & Best Practices | Client Retention | CRM ...see more

Medco Health Services
16 yrs

Chief Operating Officer - Health Plans
Full-time
2008 – 2012 · 4 yrs
Franklin Lakes, New Jersey, United States

Team – 4 Direct & 60 Total | P&L and Budget Management | Business Growth Strategies | Digital Transformation | Multibillion-Dollar Acquisitions | Operations Management

▪ Empowered by senior management to sharpen the company's focus on revenu ...see more

Vice President eCommerce | Vice President Benefit Administration
Full-time
2000 – 2008 · 8 yrs
Franklin Lakes, New Jersey, United States

Team – 5 Direct & 150 Total | Budget Management | Received Chairman's Award |Business Process Re-engineering | B2C and B2B eCommerce Operations

▪ As VP, eCommerce, led a team that created and grew the company's B2C and ...see more

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Education

Duke University Fuqua School of Business
Master of Business Administration (MBA), Finance and Marketing
1978 – 1980

Duke University
Bachelor of Science (B.S.), Accounting and Finance
1974 – 1978

Skills & endorsements

Health Care Operations · 1

Isfi Deendar has given an endorsement for this skill

Cross-functional Team Leadership · 63

Endorsed by **Cecile Johnson and 18 others who are highly skilled at this**

Endorsed by **15 of Charles' colleagues at CVS Health**

Business Process Re-engineering

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Recommendations

Received (5) Given (3)

Michael Barone
Retired Senior Vice President at CVS Health
July 23, 2020, Michael worked with Charles in different groups

I have had the pleasure of working with Charlie Oestreicher on a personal, business, and professional level for two different companies over a 20-year period of time. In my role as Senior Vice President in the Health Plan division for two Fortune 15 Pharmacy Benefit Management companies (Medco ... See more

Mark Proulx
Retraite at Je suis a la retraite
July 7, 2020, Mark was senior to Charles but didn't manage directly

Mark Proulx – Senior Vice President PBM Operations – CVS Health I have worked with Charlie at two different, large PBM's over a 22 year period. At Medco, back in the late 90's, he was the project lead for me when we introduced automated-dispensing and packaging. Common pla... See more

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Accomplishments

2 Honors & Awards
Breakthrough Award • Chairman's Award For Excellence

Interests

Robert Half
1,336,698 followers

Bill Gates
Co-chair, Bill & Melinda Gates Foundation
32,677,727 followers

Korn Ferry
919,767 followers

Mobile Health Association
3,609 members

Johnson & Johnson
6,589,218 followers

Official Accenture Alumni Network
48,076 members

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